UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

28 October 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

General Meeting of Pharmaxis Ltd (“Company”)

Outcome of Resolution

In accordance with ASX Listing Rule 3.13.2, the Company advises the outcome in respect of the following resolution put to the general meeting of the Company held at 10:30am on 28 October 2005.

Item 1:	That approval be given in accordance with ASX Listing Rule 7.1 for the issue and allotment of 42.7 million fully paid ordinary shares in the capital of the Company in the Global Capital Raising, as detailed in the explanatory statement.

The resolution was passed as an ordinary resolution unanimously on a show of hands.

Sincerely,

David McGarvey
Company Secretary

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9451 5961
ABN 75 082 811 630	Frenchs Forest NSW 2086 Australia	F 02 9451 3622 www.pharmaxis.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: October 28, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer